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SECU

17016794

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Impactive Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Dominican Drive, 3rd Floor
(No. and Street)

Nashville,	TN	37228
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender (646) 290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven C Bender, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Impactive Advisors, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of New York
County of Erie

Subscribed and sworn to (or affirmed) before me on this 21th day of February, 2017 by Steven Bender proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

MATTHEW S. MARKOTT
Notary Public, State of New York
Qualified in Erie County
Reg. No. 01MA6185731
My Commission Expires 04/21/2020



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member of
Impactive Advisors, LLC:

We have audited the accompanying statement of financial condition of Impactive Advisors, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Impactive Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in the Schedules I, II, III, and IV (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Impactive Advisors, LLC's financial statements. The supplemental information is the responsibility of Impactive Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, III, and IV, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 24, 2017

IMPACTIVE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Current assets		
Cash and cash equivalents	$	99,715
Broker receivable		100,047
Prepaid expenses and other assets		4,190
Total current assets		**203,952**
TOTAL ASSETS	**$**	**203,952**
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$	10,388
Total current liabilities		**10,388**
Member's equity		**193,564**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**203,952**

The accompanying notes are an integral part of these financial statements.

IMPACTIVE ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue	
Commission Income	$ 125
Interest income	5
Total Revenue	130
Expenses	
Professional fees	35,500
Regulatory	15,757
Payroll	12,133
Rent	3,600
Other operating expenses	2,841
Total Expenses	69,831
Net (Loss)	**$ (69,701)**

The accompanying notes are an integral part of these financial statements.

IMPACTIVE ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

		Member's Equity
Balance at January 1, 2016	$	14,265
Member distributions		
Net (Loss)		(69,701)
Capital Contributions		249,000
Balance at December 31, 2016	$	193,564

The accompanying notes are an integral part of these financial statements.

IMPACTIVE ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net (Loss)	$	(69,701)
Adjustments to reconcile net income to net cash flows used in operating activites:		
(Increase) decrease in operating assets:		
Broker receivable		(100,047)
Prepaid expenses and other assets		(1,100)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		388
Total adjustments		(100,759)
Net cash provided in operating activities		(170,460)
Cash flows from financing activities:		
Member contributions		249,000
Member withdrawals		
Net cash used by financing activities		249,000
Net increase in cash and cash equivalents		78,540
Cash and cash equivalents, January 1, 2016		21,175
Cash and cash equivalents, end of year	$	99,715
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Impactive Advisors LLC
Notes to Financial Statements
December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Impactive Advisors LLC (the "Company") was organized in the State of Tennessee on March 6, 2015. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by Impactive Holdings, LLC.

The Company is approved to engage in a general securities business through its clearing firm along with the provision of investment advisory services and the private placement of securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Note 2: INCOME TAXES

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated as a disregarded entity, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue remain subject to examination. As of December 31, 2016, no taxing authorities have proposed any adjustment to the Company's tax position.

Note 3: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 4: GUARANATEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

Note 5: FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priori ty to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

The Company uses Level 1 inputs to measure the fair value of its investments in active market securities. The Company currently does not have any Level 2 or 3 financial instruments.

	Fair Value at December 31, 2015			
	Total	Level 1	Level 2	Level 3
	$	$	$	$
Total Securities	$0	$0	$0	$0

Impactive Advisors LLC
Notes to Financial Statements
December 31, 2016

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $189,374 which was $184,374 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($10,388) to net capital was 0.05 to 1, which is less than the 15 to 1 maximum allowed.

NOTE 7: RELATED PARTY

The Company has an informal lease agreement for office space that it rents from an affiliate company, Clean Energy Advisors, LLC (the "Affiliate"). This agreement expires in March 2017. The Company paid $3,600 in rent for the year ended December 31, 2016.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 8: BROKER RECEIVABLE

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serves as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance of the cash deposit at December 31, 2016 was $100,047, and is reported on the Statement of Financial Condition as Broker Receivable.

NOTE 9: COMMITTMENT AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 10: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

IMPACTIVE ADVISORS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED ECEMBER 31, 2016

Total member's equity		$ 193,564
Non-allowable assets, deductions and charges:		
Prepaid expenses	$ 4,190	
Total non-allowable assets, deductions and charges		4,190
Net capital		$ 189,374
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $10,388)		$ 693
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 184,374
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 188,334
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 10,388
Percentage of aggregate indebtedness to net capital		5.49%
Ratio of aggregate indebtedness to net capital		0.05 to 1

See accompanying notes to the financial statements.

IMPACTIVE ADVISORS, LLC
SCHEDULE II - RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2016

Net capital, as reported in Company's Part IIA unaudited Focus Report	$ 184,374
Net capital, per report pursuant to Rule 17a - 5(d)	$ 184,374

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2016, filed on January 26, 2017.

See the accompanying notes to the financial statements.

IMPACTIVE ADVISORSS, LLC
SCHEDULE III - INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

See the accompanying notes to the financial statements.

IMPACTIVE ADVISORS, LLC
SCHEDULE IV - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

Impactive Advisors, LLC

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Year Ended December 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Impactive Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Impactive Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Impactive Advisors, LLC stated that Impactive Advisors, LLC met the identified exemption provisions throughout the year ended December 31, 2016, without exception. Impactive Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Impactive Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 24, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of Impactive Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2016.

Impactive Advisors, LLC

By:

[signature], FINANCIAL PRINCIPAL
(Name, title)

February 24, 2017
(Date)